SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13D - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

CorMedix Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

21900C 10 0
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

781,440 (1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,959,535 (1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,959,535 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (1)

12.	TYPE OF REPORTING PERSON

PN

(1) See Item 4.

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of February 12, 2014.

Item 1(a).	Name of Issuer:

CorMedix Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

745 Rt. 202-206, Suite 303
Bridgewater, NJ 08807

Item 2(a).	Name of Persons Filing:

                Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott Associates”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

                The business address of Elliott Associates is 40 West 57th Street, 30th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

                Elliott Associates is a limited partnership formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

                Common Stock, $0.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

                21900C 10 0

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Subject to the Ownership Limitation (as defined below), as of the date hereof, Elliott Associates individually beneficially owned 781,440 shares of Common Stock and an additional 1,178,095 shares of Common Stock underlying certain currently convertible or exercisable securities.

Elliott Associates may also be deemed to beneficially own additional shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which such securities are exercisable or convertible, as the case may be, is limited pursuant to their terms to that number of shares of Common Stock which would result Elliott Associates having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  Elliott Associates disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause the Elliott Associates’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 18,625,399 shares of Common Stock outstanding as of January 23, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on January 31, 2014.  Subject to the Ownership Limitation, as of February 12, 2014, Elliott Associates may be deemed to beneficially own approximately 9.9% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Elliott Associates has sole power to vote or direct the vote of 781,440 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of

Elliott Associates has sole power to dispose or direct the disposition of 781,440 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.	Identification and Classification of Members of the Group.

     Not applicable.

Item 9.	Notice of Dissolution of Group.

     Not applicable.

Item 10.	Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	February 14, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President